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        105 Westpark Drive, Suite 300, Brentwood, TN, 37027 615-373-3100

[LOGO]      AMERICA SERVICE GROUP, INC.



                                  NEWS RELEASE


FOR RELEASE:      April 28, 1998
                  7:30 am CDT

CONTACT:          Scott L. Mercy              Bruce A. Teal
                  President & CEO             Sr. Vice President & CFO
                  (615) 376-1314              (615) 376-1361


                        AMERICA SERVICE GROUP ANNOUNCES
                      FIRST QUARTER E.P.S. GROWTH OF 215%

NASHVILLE, TN (April 28, 1998) -- America Service Group Inc. (NASDAQ: ASGR) today announced earnings of $0.41 per share for the first quarter ended March 31, 1998, a 215% increase over the first quarter 1997. Net income attributable to common shares was $1.5 million for the first quarter 1998 versus $450,000 for the same period in 1997. 1998 results include $586,000 in non-recurring gains relating to the MedPartners Settlement Agreement.

For comparability purposes to March 1998's first quarter results, 1997 results reflect the Company's consolidated operations as previously reported and adjusted to exclude the contract with the Georgia Department of Corrections which expired June 1997 and represented 37% of the Company's revenue for the three months ended March 1997.

First quarter revenues exclusive of a Georgia contract which expired June 1997, increased 14.5% to $27.8 million, compared to the first quarter 1997. Quarterly healthcare expenses as a percent of revenue were 88.4% compared to 89.0% for first quarter 1997, exclusive of the Georgia contract, and 90.6% for the fourth quarter 1997.

Selling, general, and administrative expenses for the quarter increased minimally as compared to March 1997 and decreased an approximate $100,000 when compared to fourth quarter 1997. No provision for income tax is reflected in the quarter's results because of the Company's significant tax loss carryforwards.

"We are excited about the opportunities in 1998. We feel that the first quarter's financial results, the addition of a seasoned correctional healthcare COO, and the development of our Marketing Department are significant steps in making 1998 a successful year for our clients, employees, and shareholders," commented Scott L. Mercy, President and Chief Executive Officer.


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America Service Group Inc. is a leading national provider of correctional healthcare services in the United States. America Service Group contracts with state, county and local government agencies to provide a wide range of on-site healthcare programs as well as off-site hospitalization and specialty outpatient care. The Company employees over 1,500 medical, professional and support staff nationally.

This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in ASG's filings with the Securities and Exchange Commission.



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AMERICA SERVICE GROUP INC.
CONSOLIDATED INCOME STATEMENT

                                                                                 Quarter Ended
                                                March 31, 1998    % of      March 31, 1997      % of      March 31, 1997      % of
                                                                 Revenue      Adjusted(1)      Revenue      As Reported      Revenue
                                                ------------------------------------------------------------------------------------
Healthcare revenue                               $27,632,000                 $24,126,000                    $38,660,000
Interest income                                      132,000                     183,000                        183,000
                                                 -----------                 -----------                    -----------
Total revenue                                     27,764,000                  24,309,000                     38,843,000
Healthcare expenses                               24,543,000      88.4%       21,626,000        89.0%        36,160,000       93.1%
                                                 ----------------------------------------------------------------------------------
Gross Margin                                       3,221,000      11.6%        2,683,000        11.0%         2,683,000        6.9%
Selling, general and administrative expenses       2,345,000       8.4%        2,290,000         9.4%         2,290,000        5.9%
Nonrecurring gain                                   (586,000)     -2.1%                0         0.0%                 0        0.0%
                                                 ----------------------------------------------------------------------------------
Income before taxes                                1,462,000       5.3%          393,000         1.6%           393,000        1.0%
Provision for income taxes                                 0       0.0%                0         0.0%                 0        0.0%
                                                 ----------------------------------------------------------------------------------
Net income                                         1,462,000       5.3%          393,000         1.6%           393,000        1.0%
Redeemable common stock effect                             0       0.0%           57,000         0.2%            57,000        0.1%
                                                 ----------------------------------------------------------------------------------
Net income attributable to common shares         $ 1,462,000       5.3%      $   450,000         1.8%       $   450,000        1.1%
                                                 ==================================================================================

Net income per common share:
  Basic                                                $0.41                       $0.13                          $0.13
                                                 ===========                 ===========                    ===========
  Diluted                                              $0.41                       $0.13                          $0.13
                                                 ===========                 ===========                    ===========

Weighted average shares outstanding:
  Basic                                            3,530,000                   3,392,000                      3,392,000
                                                 ===========                 ===========                    ===========
  Diluted                                          3,591,000                   3,542,000                      3,542,000
                                                 ===========                 ===========                    ===========

(1) -Healthcare revenue and expenses have been adjusted to exclude the operating results of a contract with the Georgia Department of Corrections which expired on June 30, 1997, and represented 37% of the Company's consolidated healthcare revenue for the March 1997 quarter.



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